Filed by TiVo Inc. Pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:
TiVo Inc. (Commission File No. 000-27141)
Rovi Corporation (Commission File No. 000-53413), and
Titan Technologies Corporation (Commission File No. 000-53413)

On Wednesday, May 11, 2016, TiVo Inc. gave a presentation at the Jeffries Technology Conference. A transcript of the presentation is provided below.

Company Name: TiVo, Inc. (TIVO)
Event: Jefferies 2016 Technology Conference
Date: May 11, 2016

<<Brian Fitzgerald, Analyst Pitz & Fitz Internet Research, Jefferies>>

Thank you. Good afternoon. It’s Brian Fitzgerald from Jefferies’ Pitz & Fitz Internet Research Team. This afternoon we have Naveen Chopra, CEO, CFO of TiVo. Let’s jump right into it, because I think we have very topical things that are happening in the market and we’ve got some slides to go through. I guess may be before we step into what’s happening really, from a high level, I think the push back we’re getting is that some people are new investors are confusing TiVo to be a hardware centric storey. So may be wanted to step through how you alleviate those concerns or clear those confusions and talk more about the software and services side of the business.

<<Naveen Chopra, Interim Chief Executive Officer, Chief Financial Officer & Senior Vice President, Corporate Development & Strategy >>

Yeah, well I think, first of all thanks for having me. There is given the transaction we have a lot of different people looking at both stocks at this point and it’s a good opportunity for people who have not been close to the company really understand what TiVo is and what it means in combination with what we sell. We’ve got a few slides here to help explain some of that. But I think in some way it’s not a surprise that people who have not been current on the company, think of TiVo for really what they have known it for many, many years which is when the company started as the inventor of the DVR, technically consumer electronics player of which the hardware was a fairly important component.

But I think what that misses is the fact that the business has evolved substantially over the last seven or eight years to be at a point where frankly, the hardware is a minor component of the business today. So as I said maybe we can use a couple of charts here to particularly some of these Safe Harbor ones will be really helpful as we get through these. So just to give people a sense of what the company looks like today and we really are software and cloud services business. And we have a wide variety of products that are designed to help both pay television operators, content distributors and consumers adopt to what we think of as the kind of the new world of television and there are a lot of different things to define that.

But some of the key elements are being able to move content into a much more mobile environment, being able to integrate traditional television and over-the-top television, being able to do everything on a stream on-demand basis, being able to wrap it up in a very high-quality next generation interface. And whenever an operator is in a situation where they are looking to achieve those things, that’s why they come to TiVo. So they’re not coming to TiVo talk to talk about DVR, they’re not coming to TiVo to talk about a box. They are coming to TiVo to say, look we need to take our video product to the next step, we need to make it more current, we need to embrace OTT and that’s where our software and our services come into play.

And that’s really what’s been a lot of the growth that you see highlighted on the page here, we’ve been adding over a million subscribers a year for the last three years, largely on the basis of providing those types of services. We do continue to do it in both the operators as well as the consumer channel, it’s a very symbiotic relationship and one that I think is frankly part of the assets that provide a very interesting combination once we start talking about TiVo and - together. And it’s a business that has also benefited from a lot of innovation over the last few years in both the consumer and service provider channel.

So one way to think about what the company looks like today is to look at the trends between the consumer business and the operator business, and you can see that we’re not at a point where the operator business on a runway basis is actually larger than the traditional consumer business. And for people who haven’t followed the company, that’s somewhat of a surprise, again people still think of it as a classy DVR business, the reality is it’s not the case. We have an operator business that has been growing very, very nicely 2016 our most recently completed fiscal year, we had growth in this part of the business that was 60% year-over-year and we have similar numbers leading up to that. So lot of growth in the operator business and consumer business that continues to be very strategic and - actually shown some improved financials over the last few years as well. So it’s kind of a quick snapshot of what the business looks like and we can put that in context as we talk about the transactional growth.

<<Brian Fitzgerald, Analyst Pitz & Fitz Internet Research, Jefferies>>

Okay. So may be rifting off of that as you think about your existing customers, can you talk about a bit about the penetration levels within that footprint and may be in the context of I think Virgin is a great client of yours. Do you see, as you add additional MSOs as customers, do you see the same similar ramps, similar penetration rates?

<<Naveen Chopra, Interim Chief Executive Officer, Chief Financial Officer & Senior Vice President, Corporate Development & Strategy >>

Well for those of you who are not familiar with our search business, the chart that I’ve put up here is kind of a background kind of give you a sense of number of different types of operators that we work with today. The macro answer to the question Brian is the service provider business is a large future opportunity for us in the most kind of simple terms the way we think about it is, there’s a billion television -- out there, and virtually all of those need to evolve to embrace a number of their capabilities that I mentioned before whether it’s mobile, whether it’s moving IP or it’s better user experience, whether it’s the integration of OTT. These things ultimately have to be addressed by virtually all of those operators. We have field in place today with operators that represent less than 10% of that entire opportunity.

So there are really a number of different ways we can grow. We can grow by signing more deals, meaning going from 90 to more of that billion home opportunity. We can grow by driving additional deployment in existing deals, we have operators that are heavily penetrated with TiVo, we have operators who are less penetrated with TiVo, typically, it’s a reflection of how long they’ve been working with us. You mentioned, Virgin, which is a great example of operator who’s been working with TiVo for five years at this point in time.

They recently announced that they now have TiVo deployed in about 80% of their footprint, which is something we’re very, very proud of, I think it really speaks to the value and success that our products has had and in a very, very competitive television market. And we do see that as a beacon for a lot of other operators who are looking to upgrade their own services and not everyone’s going to get to 80% but we think it’s certainly achievable. And then even within those operators are heavily penetrated, one of the things that we have had some very nice success with over the last couple of years, it’s broadening the product portfolio and offering more to them beyond just the core software product. So we have operators in the U.S. as an example who began deploying our multi-room gateway software. So that was kind of their advanced video offering, and now they are coming to us and saying, well we wanted to have a mobile-only solution.

So maybe there are customers who don’t want a set-top-box in their home at all, and we just want to be able to deliver our live and on-demand programming to their mobile device, but we want to do it with a great user experience and we want to do it in a way where if they choose to ultimately become gateway type subscriber, there is some consistency there. So, it’s kind of an opportunity for us to grow even within this footprint. So all three of those are relevant by far, the biggest opportunity is the fact that there is a billion households out there and again, when we start thinking about the combination of TiVo and Rovi, that is ultimately the opportunity that we’re pursuing.

<<Brian Fitzgerald, Analyst Pitz & Fitz Internet Research, Jefferies>>

When you think about on a global basis, the different type of constituency of clients that you have, some people like in Scandinavia right, that are deploying very sophisticated purely IP based solutions. And then may be when you look at Latin America less sophisticated client base there, can you talk about your staple products, Cubiware and with your own TiVo services and how those spectrums of products really addresses that global market?

<<Naveen Chopra, Interim Chief Executive Officer, Chief Financial Officer & Senior Vice President, Corporate Development & Strategy >>

Yeah, we’ve been very focused over the last I’d say two years in making sure that we have the right portfolio of products to match up with the different markets, because you’re absolutely right the need of a pay television operator in Latin America are different than those in Scandinavia or the UK. Now the interesting thing is there’s a lot of commonality between them. They all want a very high quality user interface, they’re all dealing with the fact that the mobile experiences and the OTT experiences has kind of eclipsed the traditional television experience.

So they are trying to figure out how to catch up and compete with that. They all recognize the importance of an OTT and traditional pay-TV world coming together. The big difference between them frankly is the economics of their businesses. A lot of advanced Western European and even I would say the U.S. markets are able to generate offers that are close to or above $100 a month combination of video and broadband. And we much of the rest of the world that number might be kind of $20 a month. And so we have invested I think quite smartly to figure out how can we bring a lot of these capabilities to more price sensitive markets and lower the cost of deployment for the operator which typically means doing it on less expensive hardware to the extent of set-top boxes involved, it means doing it in a way we’re relying more on the mobile platforms as a consumption device and it means doing it in a way where we’re able to leverage some very efficient engineering and software. That’s a big part of what led us to acquire Cubiware in a very efficient platform that could be deployed in a lot of different markets and customized and tailor to whether it’s an operator the Caribbean or an operator in Eastern Europe, we’ve had a lot of success tailing that solution and bringing kind of best to TiVo differentiated solutions.

<<Brian Fitzgerald, Analyst Pitz & Fitz Internet Research, Jefferies>>

So you mentioned or highlighted the retail business it’s actually returned to growth and that’s a tailwind for sure. Is that a major focus that’s just come with the playing field because you always have to be innovating in order to deploy services into carriers, so what’s driving that retail growth? And then you made the recent acquisition of Aereo, how important is that to the retail story?

<<Naveen Chopra, Interim Chief Executive Officer, Chief Financial Officer & Senior Vice President, Corporate Development & Strategy >>

So the retail business which - and for the uninitiated I want to be a little careful using the word retail because it’s really a direct consumer business we sell probably online more than anything else at this point. But the consumer business is highly strategic for us, it is the source of all of our product initiation, it really drives our product roadmap, it’s the thing that defines the user experience, defines the brand and all of these are key aspects of the business that a lot of service providers that find a benefit from. So there’s a lot of leverage between the consumer business and the service driver business. Now the interesting thing is the consumer business for many, many years was kind of a declining business, so subscribers were declining, revenues were declining. And over the last year we have been able to reverse the trend from a subscriber perspective.

The revenue declines are still there, albeit at a much more modest level than they were. So the way we think about it is, we kind of got a stable consumer business. We would like to grow that business than we have been able to thus far. And I think our view is that the best way to do that is going to be to diversify the product a bit, and we have plans in place, we have announcement all - in terms of specifics to bring some new consumer products to market over the course of this year. And the strategy there is to really to try to grow the consumer business beyond what we’ve been able to do purely on the back of the current generation product. But regardless, it will be a very nice source of revenue, it’s a very nice source of barging and it is highly strategic to the service provider business.

<<Brian Fitzgerald, Analyst Pitz & Fitz Internet Research, Jefferies>>

And that’s kind of where the Aereo acquisition fits in?

<<Naveen Chopra, Interim Chief Executive Officer, Chief Financial Officer & Senior Vice President, Corporate Development & Strategy >>

Yeah, to be clear what we bought with Aereo trademark it’s just part of the asset sale that happened and we don’t have any plans to utilize that at this point.

<<Brian Fitzgerald, Analyst Pitz & Fitz Internet Research, Jefferies>>

Okay. I wanted to may be shift over some what I call merging or emerging businesses for you. One around kind of data with Digitalsmiths business, and then the advertising, any opportunity to drive your advertising business?

<<Naveen Chopra, Interim Chief Executive Officer, Chief Financial Officer & Senior Vice President, Corporate Development & Strategy >>

Yeah, well I think all three of these are areas that we have believed to be very interesting growth businesses, and they play very well into the longer term strategy between TiVo and Rovi. And I’ll just comment on each of them briefly. The data business for us I’ve said in many similar settings that I really think it’s kind of the hidden jewel within the company because we have incredible data about how people watch television, very granular data. It is owned and controlled by us. We have information about program viewing, commercial viewing across all sorts of signal sources. We have it on a national basis and the more that television evolves to become a medium where advertisers are looking for kind of measurement that exists in the internet world, we are a very unique source of that kind of data.

We have had over the last few years a number of different approaches to monetizing that. That continues to evolve so it’s a business that we are still investing in, but it’s one that’s certainly in our discussions where we will continue to be a big priority for the combined company going forward. We think there’s lot of opportunity there. The advertising business in TiVo frankly has been subscale; it’s been something we think has been important to show what the next generation of advertising and interfaces can look like, but it’s not been a business that generates a meaningful amount of revenue. The combination with Rovi I think has significantly changed that because Rovi comes with a much larger scale advertising presence and - things that we can do on the back of that. Digitalsmiths has been another very strategic high growth acquisition that we’ve made.

You may not know, but digital smith is kind of the cloud service that powers the user interface in lot of the largest paid television operators in the United States. So it powers element of the dish experience, Time Warner Cable, Charter, DirectTv, Verizon, these are all people who rely on Digitalsmiths to power various elements of their set-top experience over there, mobile experience even though they are typically designing the user interfaces in -. And what we like about that business is that it sets us up really well to be able to address all players of all shapes and sizes. So there will be operators going forward out of that billion population who want to continue to take some of it do-it-yourself approach to the interface and in that case, we have components that we can license and sell to them whether it’s Digitalsmiths or - whatever it may be to help them execute on that product. And then we also have the full TiVo suite that we can use to sell the operators who want more than end to end solutions. So it kind of all fit together it looks really nice.

<<Brian Fitzgerald, Analyst Pitz & Fitz Internet Research, Jefferies>>

Wanted to, we’ve only got couple of minutes left, so I do want to touch upon the Rovi, deal prior to that I want to reach up to the audience to see if there are any questions core TiVo, what they are doing before we kind of start into the Rovi deal. So when we look at the way the Rovi deal is structured, 1.1 billion I think that’s 10-70 per share for you guys. You have two-way asymmetric collar there and that kind of dictates how much cash and stock you’re getting, could you may be explain how you got to that solution and the reason behind it?

<<Naveen Chopra, Interim Chief Executive Officer, Chief Financial Officer & Senior Vice President, Corporate Development & Strategy >>

Yeah. I might even back up a little bit and kind of talk about the rationale behind the deal generally and then we can lead into why that structure was the right one and how that works. I think if you step way back, the fact is understanding the rationale for this deal is intimately high to our views is how the broader entertainment landscape is evolving and no one here would argue with the premise that the broader entertainment landscape has changed dramatically over the last 4-5 years and we have gone back to the world where pretty much any form of video content, any show that you’re interested in is available for consumption probably on an on-demand basis through some service on some sort of device.

So it’s evolving to a world of effectively infinite content. In fact it’s starting to look a lot like the internet in the sense that you can pretty much get to anything you want. Now the problem is unlike the internet where we have very sophisticated, very elegant tools for helping you find navigate, if you get to the content you ultimately care about, which by the way have become extremely invaluable asset, people like Google, Facebook, Bing may be either ultimately tools for navigating for highly desperate world of content. Those tools do not exist in the world of television video entertainment today. And the reality is while all the content is becoming available and in fact, consumption of that content is growing, the ability to find, navigate that content is still very rudimentary.

And from our perspective, that is the opportunity. We know that that’s very valuable real-estate whether want to occupy is directly or help others develop solutions to it. What we do know is that the combination of TiVo and Rovi has a lot of key assets that you need to solve that problem. So if you think about it, between the two companies we have a kind of a best in class next generation user interface, we have the metadata, we have the analytics tool, we have search and recommendation capability and we have advertising technology to help monetize that experience. Those are kind of all the key ingredients to build the answers to how do we make the next generation of video entertainment television as simple and elegant as Google has made the internet.

So, from our perspective, that’s the opportunity, it’s the rationale, we think it’s a big opportunity whether we look at it through the lens of the future of pay-Television, whether we look at it through the lens of future of OTT, whether we look at it through the lens of advertisers, lot of different constituencies that need the technology that we bring to market. So that begins to speak to structure. We are very bullish about what the combined company can create. We think it’s a big market opportunity and we’re going to be one of the biggest players in it. And we wanted to make sure that we had a way of allowing our shareholders to continue to participate in that future and therein was much of the thinking around the deal that has an equity component.

And the collar was really a way of saying, look there is a heavy equity component here and we want our shareholders to be protected from a near-term volatility that may exist that there is a -- we preserve, what we think is a very compelling premium from our shareholders, a 40% premium to our unaffected trading price. And that’s where the structure of the collar comes in, so as Rovi stock trades between $16 and $25, we preserve on a fixed value for our shareholders, if Rovi stock goes below goes $16, we’re going to fix a number of shares. And if stock goes above $25 we are also going to fix a number of shares, but we’ll participate in that other upside of that number of shares going forward.

<<Brian Fitzgerald, Analyst Pitz & Fitz Internet Research, Jefferies>>

On the call you talked about, yielding 100 million in kind of costing, saving the synergies, can you talk a little bit about where that’s coming from? And then is that on top of the $25 million to $35 million that you laid out earlier just TiVo exclusively in January?

<<Naveen Chopra, Interim Chief Executive Officer, Chief Financial Officer & Senior Vice President, Corporate Development & Strategy >>

Yeah, so we did announce the 100 million synergies that is incremental to the organic plan that we have for this year of 25 to 30 of additional cost reductions. What I think is most exciting about the synergy approach here and again part of the reason why I think the transaction is so compelling is that we are going to be able to create a company that can derive at 100 million of synergies, but at the same time, create a company that is investing more in R&D in basically the same areas where we are each doing independently, but spending more than each of us was able to do independently. So if you think about that from the perspective of our customers, if you think about it from the perspective of how we can evolve the product, we’re going to be able to do a lot more as a combined company than we were able to do independently. And that to me is the ultimate rationale of big market opportunity, create a big player that can do more than either of us could have done independently to participate in that market.

<<Brian Fitzgerald, Analyst Pitz & Fitz Internet Research, Jefferies>>

Got it. And may be one last question from me and then we’re just out of time, when we look at the both Rovi and TiVo bring patent portfolios to the table, can you talk a little bit about that, about the combined strategy, combined portfolios going forward? And then, I don’t know if you’ve talked to kind of what the duration of that combined patent portfolio is

<<Naveen Chopra, Interim Chief Executive Officer, Chief Financial Officer & Senior Vice President, Corporate Development & Strategy >>

Yes, so it’s an interesting question because for many people the immediate reaction, the immediate interpretations when we announced the deal was hey, here are two companies that have big significant patent portfolios in the video ecosystem, this must be a patent play. And so I’m kind of glad that you asked the question but also kind of not glad that you asked the question, because I think it’s a good opportunity to clarify that in fact this deal was not premise on a patent strategy. The reality is we both have perfectly strong patent portfolios and have a lot of upside on our IP on an independent basis. And sure bringing them together creates a company with a bigger patent portfolio with more diversity, longer duration etcetera.

But the deal was really about creating a bigger products company, a bigger operating company, with more diversity of revenue, more diversity of customers, more diversity of products. And so, the patent fees while upside and certainly helpful to the combine companies, it’s really not the main story here. And I think when you see how the operation and the integration involves when we close, that will become very obvious. Perhaps the best indication of that is the fact that the company going forward is going to be called TiVo which is something you do if you want to maintain the TiVo product, the TiVo brand, the TiVo interface, and those are really the things that will be driving a lot of the growth going forward.

<<Brian Fitzgerald, Analyst Pitz & Fitz Internet Research, Jefferies>>

We are out of time, so thanks very much. Really appreciate it.

<<Naveen Chopra, Interim Chief Executive Officer, Chief Financial Officer & Senior Vice President, Corporate Development & Strategy >>

Thanks. Thanks, Brian.

Forward-Looking Statements

Certain statements made or incorporated by reference herein, including, for example, regarding the proposed transactions among TiVo Inc. (the “Company”), Titan Technologies Corporation (“Parent”) and Rovi Corporation (“Rovi”), scale of the combined companies, expansion of product portfolio and any other statements about Company or Rovi management’s future expectations, beliefs, goals, plans or prospects, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on the Company’s current expectations, estimates and projections about its business and industry, management’s beliefs and certain assumptions made by the Company and Rovi, all of which are subject to change. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. We believe that these factors include, but are not limited to, the following: 1) uncertainties as to the timing of the consummation of the transactions and the ability of each party to consummate the transactions; 2) uncertainty as to the actual premium that will be realized by Company stockholders in connection with the proposed transactions; 3) failure to realize the anticipated benefits of the proposed transactions, including as a result of delay in completing the transactions or integrating the businesses of the Company and Rovi; 4) uncertainty as to the long-term value of Parent common stock; 5) unpredictability and severity of natural disasters; 6) adequacy of the Company’s or Rovi’s risk management and loss limitation methods; 7) the resolution of intellectual property claims; 8) seasonal trends that impact consumer electronics sales; 9) Parent’s ability to implement its business strategy; 10) adequacy of Parent’s, the Company’s or Rovi’s loss reserves; 11) retention of key executives by the Company and Rovi; 12) intense competition from a number of sources; 13) potential loss of business from one or more major licensees; 14) general economic and market conditions; 15) the integration of businesses Parent may acquire or new business ventures Parent may start; 16) evolving legal, regulatory and tax regimes; 17) the expected amount and timing of cost savings and operating synergies; 18) failure to receive the approval of the stockholders of either the Company or Rovi; 19) litigation related to the transactions; 20) unexpected costs, charges or expenses resulting from the transactions; and 21) other developments in the DVR and advanced television solutions market, as well as management’s response to any of the aforementioned factors.
The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in our most recent reports on Form 10-K and Form 10-Q and other documents of the Company, Parent and Rovi on file with the Securities and Exchange Commission (“SEC”). Our SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statements made or incorporated by reference herein are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

No Offer or Solicitation
The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT
This communication is not a solicitation of a proxy from any stockholder of TiVo, Rovi or Titan Technologies Corporation. In connection with the Agreement and Plan of Merger among Rovi, TiVo, Titan Technologies Corporation (“Parent”), Nova Acquisition Sub, Inc. and Titan Acquisition Sub, Inc., Rovi, TiVo and Parent intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Parent that will contain a joint proxy statement/prospectus. ROVI AND TIVO STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT ROVI, TIVO, PARENT AND THE PROPOSED TRANSACTION. Stockholders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available), as well as any other documents filed by TiVo, Parent and Rovi with the Securities and Exchange Commission, at the Securities and Exchange Commission’s Web site at http://www.sec.gov. Stockholders may also obtain a free copy of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus from Rovi by directing a request to Rovi Investor Relations at +1-818-565-5200 and from TiVo by directing a request to MacKenzie

Partners, Inc., 105 Madison Avenue, New York, New York, 10016, (212) 929-5500, proxy@mackenziepartners.com.
PARTICIPANTS IN THE SOLICITATION
TiVo, Rovi, Parent and their respective directors and executive officers and other members of their management and employees may be deemed, under Securities and Exchange Commission rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TiVo’s executive officers and directors and their ownership of TiVo common stock in TiVo’s annual report on Form 10-K for the fiscal year ended January 31, 2016, which was filed with the SEC on March 23, 2016, and its proxy statement on Schedule 14A for its 2015 annual meeting of stockholders, which was filed with the SEC on June 1, 2015. These documents are available free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, (212) 929-5500, proxy@mackenziepartners.com. Information about the executive officers and directors of Rovi (and, in some instances, Parent) is set forth in Rovi’s annual report on Form 10-K for the fiscal year ending December 31, 2015, which was filed with the SEC on February 11, 2016, and its proxy statement on Schedule 14A for its 2016 annual meeting of stockholders, which was filed with the SEC on March 11, 2016. These documents are available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus that Parent will file with the Securities and Exchange Commission when it becomes available.